Exhibit 99.1

Company announcement — No. 10 / 2019

Zealand Pharma’s Annual General Meeting in 2019

Copenhagen, April 4, 2019 - Today, Zealand Pharma A/S (Zealand) (CVR-no. 20 04 50 78) held its Annual General Meeting in 2019 at the offices of Plesner Advokatpartnerselskab, Amerika Plads 37, DK-2100 Copenhagen, Denmark.

At the meeting, all proposals presented to the General Meeting were adopted.

The General Meeting acknowledged management’s report on Zealand’s activities in the past financial year and Zealand’s audited Annual Report for 2018 was approved. The meeting also approved that the financial result for 2018, i.e. a profit of DKK 581,282,000, would be carried forward to the next financial year.

Rosemary Crane and Catherine Moukheibir did not stand for re-election as board members. All the remaining incumbent board members were re-elected as recommended by the Nomination Committee. In addition, Bernadette Connaughton, Jeffrey Berkowitz and Leonard Kruimer were elected as new board members as recommended by the Nomination Committee.Thus, Zealand’s Board of Directors now comprises:

•                  Alain Munoz

•                  Martin Nicklasson

•                  Michael J. Owen

•                  Kirsten Aarup Drejer

•                  Bernadette Connaughton

•                  Jeffrey Berkowitz

•                  Leonard Kruimer

•                  Jens Peter Stenvang (employee elected)

•                  Hanne Heidenheim Bak (employee elected)

After the Annual General Meeting, the Board of Directors constituted itself with Martin Nicklasson continuing as Chairman and with Kirsten Aarup Drejer as Vice-Chairman.

The Audit Committee will comprise Leonard Kruimer, Jeffrey Berkowitz, Martin Nicklasson with Leonard Kruimer chairing the Committee.

Martin Nicklasson, Michael J. Owen and Alain Munoz, with Martin Nicklasson as Chairman, will continue to comprise the Remuneration and Compensation Committee.

Deloitte Statsautoriseret Revisionspartnerselskab was re-elected as Zealand’s auditor as proposed by the Board of Directors.

The Board of Directors were authorized to allow Zealand to acquire, in the period until the next Annual General Meeting, treasury shares directly and/or acquire American Depositary shares for a nominal value of up to 10% of Zealand’s share capital from time to time.

The updated Articles of Association, including adjustments to allow for a Vice-Chairman to be elected as proposed by the Board Directors, was approved.

Zealand’s updated Overall Guidelines for Incentive Pay to the Executive Management and updated Remuneration Policy were approved as proposed by the Board of Directors.

The fees to the Board of Directors for the financial year 2019 were approved in accordance with the Remuneration Policy of Zealand.

For further information, please contact:

Adam Steensberg, Interim Chief Executive Officer,
Executive Vice President and Chief Medical & Development Officer
Tel: +45 50 60 36 01, e-mail: ast@zealandpharma.com

Lani Pollworth Morvan, Investor Relations and Communications

Tel: +45 50 60 37 78, e-mail: lpm@zealandpharma.com

About Zealand Pharma A/S

Zealand Pharma A/S (Nasdaq Copenhagen and New York: ZEAL) (“Zealand”) is a biotechnology company focused on the discovery and development of innovative peptide-based medicines. More than 10 drug candidates invented by Zealand have advanced into clinical development, of which two have reached the market. Zealand’s current pipeline of internal product candidates focus on specialty gastrointestinal and metabolic diseases. Zealand’s portfolio also includes two clinical license collaborations with Boehringer Ingelheim and pre-clinical license collaboration with Alexion Pharmaceuticals.

Zealand is based in Copenhagen (Glostrup), Denmark. For further information about the Company’s business and activities, please visit www.zealandpharma.com or follow Zealand on LinkedIn or Twitter @ZealandPharma.